Exhibit (a)(5)(xxi)

September 17, 2001

Contact: Norine Lyons
Tel 703 876 3190
Fax 703 876 3186
nlyons@generaldynamics.com

General Dynamics Extends Tender Offer

for all Outstanding Shares of Newport News Shipbuilding

FALLS CHURCH, Va. — General Dynamics (NYSE:GD) today extended its pending tender offer for all outstanding shares of common stock (including associated rights) of Newport News Shipbuilding Inc. (NYSE:NNS) to midnight, EDT, on September 21, 2001. The offer was previously scheduled to expire at midnight, EDT, on September 14, 2001.

As of the close of business, on September 14, 2001, approximately 15,994,698 shares of Newport News had been tendered.

The lower number of shares tendered as of September 14 compared with the number tendered as of the prior scheduled expiration of the tender offer on August 31, 2001 is attributed to the closing of the U.S. financial markets, the interruption of deliveries to the General Dynamics depositary and other disruptions caused by the terrorist attacks of September 11, 2001.

Newport News Shipbuilding designs and constructs nuclear-powered aircraft carriers and submarines for the U.S. Navy and provides life-cycle services for ships in the Navy fleet. The company employs nearly 17,000 people and has annual revenues of approximately $2 billion. More information about Newport News Shipbuilding is available on the Web at www.nns.com.

General Dynamics, headquartered in Falls Church, Virginia, employs approximately 49,000 people worldwide and anticipates 2001 sales of approximately $12 billion. The company has leading market positions in business aviation, information systems, shipbuilding and marine systems, and land and amphibious combat systems. More information about the company can be found on the World Wide Web at www.generaldynamics.com.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Newport News Shipbuilding. The Tender Offer Statement, as amended (including an offer to purchase, a related letter of transmittal and other offer documents) filed by General Dynamics with the SEC and the Solicitation/ Recommendation Statement, as amended, filed by Newport News Shipbuilding contain important information that should be read carefully before any decision is made with respect to the offer.

The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/ Recommendation Statement, as amended, will be made available at no charge to all stockholders of Newport News Shipbuilding. The Tender Offer Statement, as amended (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement, as amended, will also be available at no charge at the SEC’s website at www.sec.gov.